                                                  Darryl A. LeClair
                                                  Echelon International
                                                  Corporation
                                                  President and Chief Executive
                                                  Officer
                                                  813-824-6767

                                                  Jeffrey Volk/John W.
                                                  Heilshorn, Jr.
                                                  Lippert/Heilshore & Assoc.,
                                                  Inc.
                                                  212-838-3777
                                                  E-Mail: jeff@lhai.com

FOR IMMEDIATE RELEASE

                       ECHELON INTERNATIONAL CORPORATION
                    REPORTS FIRST QUARTER FINANCIAL RESULTS

     ST. PETERSBURG, FLORIDA, MAY 12, 1997 -- ECHELON INTERNATIONAL CORPORATION (NYSE: EIN) today announced financial results for its first quarter ended March 31, 1997.

     Revenues for the first quarter of 1997 increased 6% to $10.3 million, from $9.7 million for the first quarter ended March 31, 1996. Operating expenses decreased to $4.6 million, from $11.1 million in the same period in 1996.

     Net income for the first quarter of 1997 was $3.9 million, or $0.57 per share, compared to a net loss of $(.8) million or $(0.12) per share, for the same period in 1996.

     In addition to net income from regular operations, net income for the first quarter of 1997 includes $1.4 million realized from the sale and settlement of the company's interest in the lease of an oil rig to Reading and Bates. In addition, the company realized a $2.5 million after-tax gain, which had been deferred, as a result of the previously reported par-value sale of the Life Care facilities loan. The proceeds of the sale were used primarily to pay down the company's loan from Salomon Brothers Realty Corp. The early paydown of the Salomon loan required Echelon to write-off related financing costs, which caused an extraordinary loss of ($.8) million, or $(0.12) per share.

     Echelon reduced its debt by approximately $40 million during the first quarter, while maintaining a positive cash and marketable securities position of $63 million. The long-term debt/equity ratio is 26/74 at March 31, 1997.

     Larry Newsome, Senior Vice President and Chief Financial Officer, stated "We are satisfied with the company's first quarter financial performance. We are pleased that the company was able to reduce its debt, while keeping a strong cash position. The net income from regular operations was expected. However, the timing of the Reading and Bates settlement and Life Care facilities loan sale was unplanned, but not unanticipated. Reserves have been established to facilitate non-strategic assets sales and as experienced here, future sales may result in differences between the actual value received and estimated values."

     Darryl A. LeClair, President and Chief Executive Officer of Echelon, commented, "We are well underway with our growth strategies. The company has started site work on two multi-family housing projects, which total approximately 689 apartments. We've applied for building permits for our 9th Street property, and plan to begin construction by midsummer with completion within 18 months. A construction start is planned for the Carillon multi-family project in the Fourth Quarter."

     "We are also studying the feasibility of constructing a commercial office building at Carillon, our premier office park, working closely with an architectural firm on the proposed project."

     Mr. LeClair continued, "In addition to Echelon's expansion plans at Carillon, other corporate clients have begun construction on 1.1 million square feet of office space on land previously sold by Echelon in the park. Franklin Templeton is nearing construction completion of its office and plans to move in by September of this year. Other tenants in the construction phases include Raymond James & Associates and Aegon/Western Reserve Life."

     Echelon International Corporation is a real estate and financial services company involved in development, ownership and management of commercial and multifamily residential real estate. The company also manages a portfolio of aircraft and real estate loans and aircraft leases. Echelon plans to gradually withdraw from the aircraft and real estate lending business and focus on its core real estate operations.

     Cautionary Statement Regarding Forward-Looking Statements: Certain statements contained herein regarding matters that are not historical facts are forward-looking statements, including statements concerning Echelon's expected sources and uses of funds and capital expenditures and its business strategy, including its plans to gradually withdraw from the aircraft and real estate lending business and focus on its core real estate operations. Because such statements involve risks and uncertainties, actual strategies and the timing and expected results thereof may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences include, but are not limited to, those set forth in materials filed by Echelon with the Securities and Exchange Commission.

                       ECHELON INTERNATIONAL CORPORATION

                         SELECTED FINANCIAL INFORMATION
                                  (UNAUDITED)

                                                              THREE MONTHS ENDED
                                                                  MARCH 31,
                                                              ------------------
                                                               1997        1996
                                                              ------      ------
                                                                (IN MILLIONS,
                                                               EXCEPT PER SHARE
                                                                   AMOUNTS)
Sales and Revenues..........................................  $ 10.3      $  9.7
                                                              ------      ------
Net income (loss) before extraordinary item.................     4.7        (0.8)
Extraordinary item..........................................    (0.8)         --
                                                              ------      ------
Net income (loss)...........................................  $  3.9      $ (0.8)
                                                              ======      ======
Earnings per share :
Net income (loss) before extraordinary item.................  $ 0.69      $(0.12)
Extraordinary item..........................................   (0.12)         --
                                                              ------      ------
Net income (loss)...........................................  $ 0.57      $(0.12)
                                                              ======      ======
Average Common Shares outstanding...........................     6.8         6.5
                                                              ------      ------

                SELECTED CONSOLIDATED BALANCE SHEET INFORMATION
                                  (UNAUDITED)

                                                              MARCH 31,   DECEMBER 31,
                                                                1997          1996
                                                              ---------   ------------
                                                                   (IN MILLIONS)
Cash and Marketable Securities..............................   $ 63.0        $ 63.3
Total current assets........................................    107.8         144.1
Leases, loans, and property.................................    318.1         320.7
Total assets................................................    488.5         531.0
Total current liabilities...................................     50.3          92.2
Long-term debt..............................................     72.0          73.8
Deferred income taxes.......................................    161.0         163.3
Stockholders' equity........................................    204.9         201.4
Total liabilities and stockholders' equity..................    488.5         531.0